UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number: 000-27231 CUSIP Number: 97653A10-3
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Kratos Defense & Securities Solutions, Inc. Full Name of Registrant:
Wireless Facilities, Inc.
Former name if applicable:
4810 Eastgate Mall Address of Principal Executive Office (Street and Number):
San Diego, California 92121

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by the prescribed date due to the Registrant reaching agreements in principle on March 14, 2008 to settle civil litigation relating to two shareholder class action lawsuits filed against the Registrant in 2004 and 2007 relating to the Registrant's financial restatement activities in prior years and the Registrant's completed stock option review. As a result, the Registrant requires additional time to incorporate these recent developments into its financial statements, which the Registrant expects to complete within the prescribed time period for the filing of such Form 10-K (including the extension under Rule 12b-25).

        Information in this form regarding the timing of the completion of the Registrant's filing of the delayed Form 10-K and statements regarding the certain forward-looking statements including, without limitation, expressed or implied statements concerning the Registrant's expectations regarding the timing of filing of its Annual Report on Form 10-K and the anticipated settlement of the securities litigation. Such statements are only predictions, and the Registrant's actual results may differ materially. Factors that may cause the Registrant's results to differ include, but are not limited to: risks that the settlement will be delayed or that the Court will not approve the settlements; risks that unanticipated issues will arise in the completion of the Registrant's audit and Annual Report on Form 10-K; and risks associated with debt leverage, including the potential for the lender to declare an event of default based upon any of the events described in this release. The Registrant undertakes no obligation to update any forward-looking statements. These and other risk factors are more fully discussed in the Registrant's Annual Report on Form 10-K for the period ended December 31, 2006, the Registrant's Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, and in other filings made with the Securities and Exchange Commission.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Deanna Lund, Senior Vice President and Chief Financial Officer (Name)	(858) (Area Code)	812-7300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2006 and 2007, the Registrant undertook a transformation strategy that culminated in the divestiture in 2007 of its wireless-related businesses and has pursued business with the federal government, primarily the U.S. Department of Defense, through strategic acquisition. The Registrant's divestiture of its European wireless engineering services business which was discontinued and held for sale in December 2006 was completed in March 2007. In addition, the Registrant's divestiture of its domestic wireless engineering services business was completed in June 2007 and the divestiture of its wireless deployment services business was completed in July 2007. Accordingly, the Registrant's financial statements will reflect the divestiture of the domestic wireless engineering services and wireless network deployment business and the results of operations through the date of divestiture will be reflected as discontinued operations in the accompanying statements of operations.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC. (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 17, 2008	By:	/s/ Deanna Lund Deanna Lund Senior Vice President, Chief Financial Officer